Exhibit 99.18

Ability Inc. – Report of Sources and Uses (ILS thousands)

USD-ILS exchange rate: 3.22

EUR-ILS exchange rate: 3.66

Repay date:	24/02/2022
Type	Item	Consolidated
Sources	Cash and cash equivalents
	Total cash and cash equivalents	2,897

	Restricted deposits
	Total restricted deposits
	Restricted deposit for PUT options	40,352
	Commitment in respect of PUT option	-40,352
	Customer accounts
	Total customer accounts	-

	Proceeds from the sale of assets
	Fixed assets as of 30/6/2021 net of Telecostar	308

	Institutions
	Deposit seized by police	250
	Total institutions	250

	Consideration to cash on hand from acquisition of frame	2,000
	Future consideration from exercising PUT option	7,000
	Total sources	12,455
Uses
	Current payments forecast*
	Total Current payments	-4,364

	Specific liens		Repayment %	Dividend Distribution
	Total specific liens	-	100%	4,364
			Distributable balance	8,091

			Repayment %	Dividend Distribution
	Priority		100%	–
	Employee wages	-352	Distributable balance	8,091

	Total priority	-352	100%	352
			100%	–
			100%	352

	General liens		Distributable balance	7,739

	Total general liens	-	Repayment %	Dividend Distribution
			100%	–
			Distributable balance	7,739

	Personal guarantee creditors		Repayment %	Dividend Distribution
	Total Personal guarantee creditors	-87	100%	87
			Distributable balance	7,652
			Repayment %	Dividend Distribution
	Ordinary creditors
	Material shareholders’ debts (wages and ancillary)	-	16.8%	–
	Liabilities to material shareholders	-	16.8%
	Indemnities not yet approved for material shareholders	-	16.8%
	Vendors (ordinary creditors)	-5,858	16.8%	985
	Office management fee	-52	16.8%	9
	Professional Services	-1,471	16.8%	247
	Director remuneration	-115	16.8%	19
	Legal–Israel	-1,281	16.8%	215
	Legal–Overseas	-641	16.8%	108
	Miscellany	-806	16.8%	135
	Lawsuits	-28,709	16.8%	4,826
	Wages and ancillary (excluding Anatoly and Alex)	-1,104	16.8%	186
	Friends (previous lessor)	-131	16.8%	22
	Police debt (inc. repayment of deposit noted in Sources)	-5,350	16.8%	899
	Total ordinary creditors	-45,519	16.8%	7,652
	Lost debts VAT	-708
Total Uses		-51,030	Distributable balance	–

Total Sources and Uses		-38,575

Type	Item	Consoli-dated	Scenario – Receipt of Elbit proceeds
Sources	Cash and cash equivalents
	Total cash and cash equivalents	2,897

	Restricted deposits
	Total restricted deposits
	Restricted deposit for PUT options	40,352
	Commitment in respect of PUT option	-40,352
	Customer accounts
	Total customer accounts	-

	Proceeds from the sale of assets
	Fixed assets as of 30/6/2021 net of Telecostar	308

	Institutions
	Deposit seized by police	250
	Total institutions	250

	Existing projects (net of direct costs and agents fees)
	Elbit	3,223
	Total existing prohects	3,223
		–
		–
	Consideration to cash on hand from acquisition of frame	2,000
	Future consideration from exercising PUT option	7,000
	Total sources	15,678
Uses	Current payments forecast*
	Total Current payments	-4,364

	Specific liens		Repayment %	Dividend Distribution
	Total specific liens	-	100%	4,364
			Distributable balance	11,314

			Repayment %	Dividend Distribution
	Priority		100%	–
	Employee wages	-352	Distributable balance	11,314

	Total priority	-352	100%	352
			100%	–
			100%	352

	General liens		Distributable balance	10,962

	Total general liens	-	Repayment %	Dividend Distribution
			100%	–
			Distributable balance	10,962

	Personal guarantee creditors		Repayment %	Dividend Distribution
	Total Personal guarantee creditors	-87	100%	87
			Distributable balance	10,875
		-
			Repayment %	Dividend Distribution
	Ordinary creditors
	Material shareholders’ debts (wages and ancillary)	-	23.9%	–
	Liabilities to material shareholders	-	23.9%	–
	Indemnities not yet approved for material shareholders	-	23.9%	–
	Vendors (ordinary creditors)	-5,858	23.9%	1,400
	Office management fee	-52	23.9%	12
	Professional Services	-1,471	23.9%	351
	Director remuneration	-115	23.9%	27
	Legal–Israel	-1,281	23.9%	306
	Legal–Overseas	-641	23.9%	153
	Miscellany	-806	23.9%	192
	Lawsuits	-28,709	23.9%	6,859
	Wages and ancillary (excluding Anatoly and Alex)	-1,104	23.9%	264
	Friends (previous lessor)	-131	23.9%	31
	Police debt (inc. repayment of deposit noted in Sources)	-5,350	23.9%	1,278
	Total ordinary creditors	-45,519	23.9%	10,875
	Lost debts VAT	-708
Total Uses		-51,030	Distributable balance	–
Total Sources and Uses		-38,575

*	The item includes estimated payment to a run-off policy in the amount of ILS 2.88 million. It is noted that of the directors and all officers receive a discharge, then it may be that the policy’s total cost will be less.

Ability – Summary of indebture as of February 24, 2022

Item	Total debt
Wages and ancillary (exc. controlling shareholder)	1,456,902
Loan repayment to police	5,100,000
Director remuneration	114,726
Professional services	1,471,082
Vendors	5,858,377
Rent	269,613
Israeli attorneys	1,281,490
U.S. attorneys	641,221
Debts to controlling shareholder	0
Miscellany	805,750
VAT	0
Legal proceedings against the Company	28,708,911
Total	45,708,071

Ability - the composition of the company’s debts as of February 24, 2022

The file below summarizes the (assessment) of the Company’s debts as follows )including VAT( component as applicable:

As of 23.2.2022: $1 = 3.223 €1 = 3.6565

Debts:	Dollar	NIS	EURO	Debt category classification	Remarks
Salaries June 2021	$7,061	NIS22,757		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries July 2021	$15,562	NIS 50,156		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries August 2021	$15,562	NIS 50,156		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries September 2021	$9,958	NIS 32,095		Salaries and benefits (all except Hurgin and Aurovsky)	There is a debt left at the rate of % 50 of Roni’s salary in light of the decrease in the scope of their position in % 50 starting from mid-June 2021
Salaries October 2021	$14,948	NIS 48,178		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries November 2021	$14,948	NIS 48,178		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries December 2021	$14,948	NIS 48,178		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries January 2022	$14,948	NIS 48,178		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Salaries February 2022	$14,948	NIS 48,178		Salaries and benefits (all except Hurgin and Aurovsky)	There remains a debt at the rate of % 50 of the salaries of Roni and Dalia in light of the decrease in the scope of their position in % 50 as of mid-June 2021
Vacation provision-Dalia	$18,897	NIS 60,904		Salaries and benefits (all except Hurgin and Aurovsky)
Provision for convalescence- Dalia	$1,366	NIS 4,401		Salaries and benefits (all except Hurgin and Aurovsky)
Provision for convalescence-Roni	$968	NIS 3,120		Salaries and benefits (all except Hurgin and Aurovsky)
Completion of compensation - Dalia	$11,657	NIS 37,572		Salaries and benefits (all except Hurgin and Aurovsky)
Completion of compensation - Roni	$37,725	NIS 121,587		Salaries and benefits (all except Hurgin and Aurovsky)
Roni Reshef	$258,537	NIS 833,264		Salaries and benefits (all except Hurgin and Aurovsky)	Roni is entitled to accumulated sales commission for various programs in several countries according to his work agreement
Repayment of a loan to the police	$1,582,377	NIS 5,100,000		Repayment of a loan to the police	On February 15, 2121, the Company (through Barnea) reached an agreement on the outline of the loan repayment as follows: (1) NIS 250 within 5 business days from the date of signing (paid), (2) NIS 2,100 until 31.5 2021, (3) NIS 1,500 until 31.7.2021 and (4) NIS 1,500 until 30.9.2021 (the last three amounts have not yet been paid)
Maya Sedrina	$11,799	NIS 38,029		Remuneration of directors	Remuneration of directors for 01/2021
Amir Ariel	$9,282	NIS 29,916		Remuneration of directors	Remuneration of directors for 01/2021
Yossi Tene	$8,838	NIS 28,485		Remuneration of directors	Remuneration of directors for 01/2021
Limor Baladav	$5,677	NIS 18,296		Remuneration of directors	The balance of the directors’ remuneration debt for 19 days in January 2020
Eviatar Cohen	$241,859	NIS 779,513		Professional Services	Fees for months 1-5 / 2021 + part of June 2021 and half of months 7 / 2021-1 / 2022
BDO	$23,270	NIS 75,000		Professional Services	For an engagement agreement for the three statutory reports for 2020
Itzik Malka - Outsourcing for accounting and payroll	$128,700	NIS 414,800		Professional Services	Debt balance as of 31.5.2021 + half of the fee for the months 6 / 2021-1 / 2022
Fahn Kana (Israel Gvirtz) - Internal Auditor	$3,993	NIS 12,870		Professional Services	Half of the annual fee
PwC IL - 20-F US Tax rider + PFIC	$2,925	NIS 9,427		Professional Services
PwC IL - Professionals	$25,024	NIS 80,652		Professional Services
Tomedes	$9,898	NIS31,902		Professional Services	For translating the annual report for 2020 and translating files in the context of the General Assembly during May 2021
Donohue Advisory Associates LLC	$7,694	NIS 24,798		Professional Services
Ran Rahav	$13,069	NIS42,120		Professional Services
MG COMM	$254,353	NIS 819,780	€ 224,198	Suppliers	For December 2020, January 2021 - May 2021, less amounts paid on account of debt
Council	$318,515	NIS 1,026,572		Suppliers	In light of an email received on 1.6.2021
Continental	$9,087	NIS 29,286		Suppliers	This is a debt until 30.4.2021
Edgar agents	$4,058	NIS 13,079		Suppliers	This is a debt until 30.6.2021
Active Vision	$378	NIS1,217		Suppliers	Payment for publication of a press release regarding a general meeting
A company controlled by Yechi Ben-Shoshan	$218,050	NIS 702,775		Suppliers	Payment for a project in a certain country
Yedidim - the landlord of the property	$67,519	NIS 217,613		rent	Unpaid rent balance for March-August 2021 - not including interest and linkage payments
Beit Shevach	$16,134	NIS 52,000		rent	Management fees for January-June 2021

Barnea	$328,168	NIS1,057,685	Israeli lawyers	Total debt until 17.6.2021
HFN	$3,287	NIS10,593	Israeli lawyers	By email from Olga Bondarenko dated 20.1.2022: NIS 5,294.34 - Q1-3 / 2020 NIS 5,298.19 - Q1 / 2021
Sam Katz - Attorney who helps with reports, etc. in the United States	$6,000	NIS 19,338	Israeli lawyers	assessment
Nati Simchoni (in the context of representing Roni Reshef)	$17,024	NIS 54,867	Israeli lawyers	Balance of deductible and balance not covered by the insurer in respect of the Ministry of Defense investigation
Noy Sennes Sperling and Courtyard (Representation of Dalia)	$5,148	NIS 16,592	Israeli lawyers	The balance of the company’s deductible in respect of the Ministry of Defense investigation
Crispin, Rubinstein, Belcher & Co. (Representation of Avi)	$761	NIS 2,451	Israeli lawyers	The balance of the company’s deductible in respect of the Ministry of Defense investigation
Meitar Liquornik Geva Leshem Tal (Eric’s Representation)	$7,898	NIS 25,454	Israeli lawyers	A balance that is not covered by the insurer due to an investigation by the Ministry of Defense
Shekel & Co.	$1,378	NIS4,441	Israeli lawyers
Attorney Yael Tovi - Representation in Lawsuits in Florida	$3,380	NIS 10,892	American lawyers	Balance due to debt until March 2021 less $ 30,000 paid by Anatoli directly to Adv. Yael Tovi
Law Firm Munck Wilson Mandala Representation in lawsuits in Florida	$75,866	NIS 244,516	American lawyers	Balance due for debt April 2021 (the office to which Yael Tovi moved as of April 2021) and assessment for the months of May and June 2021.
McDermott - Pottash case	$119,706	NIS 385,813	American lawyers	In light of an email from Michael Austin dated 06.10.2020 and an email from Maria dated 21.06.21.
Anatoly Hurgin	$1,138,945	NIS3,670,820	Debts to Hurgin and Aurovsky - salaries and related expenses	Salary cost for 9 / 2019-1 / 2022, including the effect of a decrease in the number of jobs starting from mid-June 2021
Alexander Aurowski	$1,157,520	NIS3,730,686	Debts to Hurgin and Aurovsky - salaries and related expenses	Salary cost for 9 / 2019-1 / 2022, including the effect of a decrease in the number of jobs starting from mid-June 2021
Anatoly - for payment of D&O insurance premium	$230,000	NIS 741,290	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Premium renewal of the D&O insurance policy for the period 20.2.2022 - 21.2.2021 - which was paid by Anatoly
Anatoly - for payment to Yael Tovi	$30,000	NIS 96,690	Debts to Hurgin and Aurovsky - Reimbursement of Expenses
Anatoly - for payment to Adin-Liss *	$39,932	NIS128,700	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Payment to a law firm that replaced Gilat-Barkat with representing the company in connection with the patent infringement lawsuit
Anatoly - for payment to EY	$21,781	NIS70,200	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Payment to an expert witness in the context of a patent infringement claim
Anatoly - for payment to Luti *	$4,654	NIS15,000	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Payment to an attorney representing the plaintiffs in the patent infringement proceedings
Anatoly - for payment to Gilat Barkat *	$472	NIS1,521	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Payment to an attorney who represented the plaintiffs in the patent infringement proceedings
Anatoly - for payment to Morrison Cohen *	$33,203	NIS 107,013	Debts to Hurgin and Aurovsky - Reimbursement of Expenses	Payment to an attorney who in principle represents Anatoly and Alex but this fee is for services to the company
Anatoly - for payment to Nati Simchoni *	$23,400	NIS 75,418	Indemnities not yet approved for Khurgin and Aurovsky	The balance of the company’s deductible in respect of the Ministry of Defense investigation
Anatoly - for payment to Navot Tel Tzur *	$140,400	NIS 452,509	Indemnities not yet approved for Khurgin and Aurovsky	A balance that is not covered by the insurer in the context of the Ministry of Defense investigation
Alex - for payment in the Eini Litvak *	$20,651	NIS 66,557	Indemnities not yet approved for Khurgin and Aurovsky	Balance of deductible and balance not covered by the insurer in respect of the Ministry of Defense investigation
Nati Simchoni (in the context of representing Anatoly and Alex) *	$31,005	NIS 99,929	Indemnities not yet approved for Khurgin and Aurovsky	The balance of the company’s deductible in respect of the Ministry of Defense investigation
Indemnification of legal expenses in the context of Depositions	$27,946	NIS 90,070	Israeli lawyers	Commitment for positions to the SEC of the former directors
others	$250,000	NIS 805,750	Various	assessment
CT Circles	$1,987,477	NIS 6,405,638	Suppliers	Old debt balance
Heronis	$39,000	NIS 125,697	Suppliers	Represents 2% of the balance of receipt from Elbit ($ 1,950,000) that has not yet been collected
Wilmer Hale	$579,719	NIS 1,868,434	American lawyers	For representing Ben Gordon
Latham & Watkins LLP	$369,865	NIS 1,192,076	American lawyers	For representing Ben Gordon
Struck & Struk & Lavan LLP	$43,405	NIS 139,895	American lawyers	For representing Ben Gordon
Provision for VAT in respect of Migdal	$564,973	NIS 1,820,908	Provision for input VAT required	Provision for input VAT required in connection with expenses arising from the merger transaction in 2015.
Provision for VAT in respect of Sonia Rosenhak	$214,748	NIS 692,132	Provision for input VAT required	Provision for input VAT required in connection with the settlement agreement with Sonia Rosenhack
TOTAL	$10,932,239	NIS 35,234,607

The list below includes the total number of claims due to the legal proceedings against the company

Pottash and Hammel settlement	$3,127,376	NIS 10,079,533	Legal proceedings against the company	Note 11.A.4 to the Company’s consolidated financial statements as of December 31, 2020.
Patent settlement	$1,551,350	NIS5,000,000	Legal proceedings against the company	This is Ben Gordon’s lawsuit against the company’s directors’ insurance company and officers. The company has an obligation to indemnify the insurance company in accordance with 1 h 6% 66 - 9% 96 - 63% 0 signed with it (not set forth in the books). See Note 11.A.6 to the Company’s consolidated financial statements as of December 31, 2020.
Ben Gordon case	$4,033,509	NIS78,318,900	Legal proceedings against the company	Note 11.A.4 to the Company’s consolidated financial statements as of December 31, 2020.
Sec- bifurcated settlement	$24,300,000	NIS78,318,900	Legal proceedings against the company

Pursuant to that stated in Note 11.A.8 of the Company’s consolidated financial statements included in the annual report dated December 31, 2020, which was published on March 29, 2021 (reference number: 2020-01-049623) (the “Annual Report”), with respect to the bifurcated settlement agreement reached with the US Securities and Exchange Commission (the “SEC”), which is included here by reference, and according to which the Company and its subsidiary, Ability Computer Software Industries Ltd. (“Ability Industries”), agreed to settle the first phase of the proceeding, without admitting or denying the charges attributed to them, in order to discontinue litigating on the question of liability, while leaving the disgorgement amount to be decided by the Court in the second phase of the litigation based upon a motion to be made by the SEC, the Company hereby updates that on January 12, 2022, the SEC has filed such a motion with the Court (the “Motion”).

The SEC’s Motion asks the Court to enter a final judgment against the Company and Ability Industries for approximately $ 24.3 million, consisting of approximately $ 19 million in disgorgement and approximately $ 5.3 million in prejudgment interest.

Investigation by the police and the Israeli Ministry of Defense			Legal proceedings against the company	In respect of a financial sanction insofar as it is imposed on the company as part of an investigation by the Israeli Ministry of Defense. See Note 11.A7 and 5 to the Company’s consolidated financial statements as of December 31, 2020
Gilat Barkat	$195,277	NIS 629,378	Legal proceedings against the company	Gilat Barkat’s Office “represented the company and other defendants in the patent litigation process (see above). The representation ceased in light of the non-payment of their fees and on September 29, 211, the entire Ability Group and other defendants sued in light of the non-payment of their fees.
Total	$33,207,512	NIS 107,027,811

Total includes legal proceedings $ 44,139,751 142,262,418 NIS

Note in connection with the Warrants granted as part of the 2018 recruitment rounds:

Background: At the board meeting held on 1.7.2021, it was stated that the OTC may delist for the company’s shares in a few months due to the failure to submit Form 20F for 2020. It should be noted that as long as this is the case, the company will not be able to meet its obligations SEC directives) and therefore a proposal was made that the company would sue the same Warrants holders for this violation in order to prevent a situation where they would sue the company for breach of agreement (despite the fact that all these Warrants are “out of money”).

				The following are the Warrants granted and the accompanying terms
Exercise Price	Last exercisable date	Grant Date		Warrants
Price	Date	Date		Warrants
$5.75	15.8.2023	16.8.2018	54,620	HCW - 7.5% from the Aug. 2018 finance round
$3.25	26.11.2023	27.11.2018	3,076,923	Sabby - 100% coverage from the Nov. 2018 finance round
$4.06	26.11.2023	27.11.2018	153,846	HCW - 5% from the Nov. 2018 finance round
			3,285,389	Total Warrants